CERTIFICATE OF CORRECTION TO THE

CERTIFICATE OF DESIGNATION OF SERIES A

CONVERTIBLE PREFERRED STOCK

Vapor Corp. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.	The name of the corporation is Vapor Corp.

2.	That a Certificate of Designation (the “Certificate”) was filed with the Secretary of State of Delaware on July 23, 2015 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Certificate is:

Due to a scrivener’s error, Section 5 of the Certificate erroneously provided for a conversion amount of 10 shares for each whole share of Series A Preferred Stock which should have been 40 shares for each whole share of Series A Preferred Stock.

4.	Section 5 of the Certificate is corrected to read as follows:

5. Conversion.

5.1 Right to Convert.

(a) Right to Convert. Subject to the provisions of this Section 5, at any time and from time to time on or after the date that is six months after the Date of Issuance, any holder of Series A Preferred Stock shall have the right by written election to the Corporation to convert each whole share of Series A Preferred Stock held by such holder into 40 shares of Common Stock (and any fraction of a share of Series A Preferred Stock shall convert into a proportionate amount of shares of Common Stock). Notwithstanding anything to the contrary in this Certificate of Designation, the Series A Preferred Stock shall not be convertible until at least 30 days from the Date of Issuance (the “Earliest Conversion Date”).

(b) Early Conversion. Subject to the provisions of this Section 5, if at any time after the Earliest Conversion Date, either (i) the closing price of the Common Stock is greater than $2.48 per share (subject to adjustment for stock splits, stock dividends or similar events) for 10 consecutive trading days (a “Trading Separation Trigger”), or (ii) the Units are delisted from the Nasdaq Capital Market for any reason, then, at any time and from time to time after the 15th day after the Trading Separation Trigger, or immediately after a Delisting Trigger (such applicable day, the “Early Conversion Trigger Date”), any holder of Series A Preferred Stock shall have the right by written election to the Corporation and the Corporation’s transfer agent, Equity Stock Transfer (the “Transfer Agent”), to convert each outstanding whole share of Series A Preferred Stock held by such holder into 40 shares of Common Stock (and any fraction of a share of Series A Preferred Stock shall convert into a proportionate amount of shares of Common Stock). The 10 consecutive trading day period calculation for the Trading Separation Trigger may not commence until after the Earliest Conversion Date.

5.2 Fundamental Transaction Automatic Conversion. Subject to the provisions of this Section 5, if at any time and from time to time on or after the Date of Issuance, the Corporation enters into or is party to a Fundamental Transaction, each whole share of Series A Preferred Stock shall convert automatically into 40 shares of Common Stock (and any fraction of a share shall convert into a proportionate amount of shares of Common Stock) immediately prior to consummation of such Fundamental Transaction. To the extent such a conversion would be limited by Section 5.5, the holder shall be entitled to convert the Series A Preferred Stock that it could not initially convert at a later date or dates, provided that at such later date or dates the limitation in Section 5.5 would no longer apply to the holder because such holder would no longer own in excess of the Maximum Percentage.

5.	All other provisions of the Certificate remain unchanged.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Correction to the Certificate of Designation this 24th day of July 2015.

VAPOR CORP.

By:
Authorized Officer

Name:	James Martin
(Print or Type)

Title:	Chief Financial Officer